UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Veraz Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

923359103

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 923359103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norwest Venture Partners IX, LP Tax Identification No. [77-0586064]
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 4,810,931
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 4,810,931
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,810,931
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 923359103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Genesis VC Partners IX, LLC Tax Identification No. [77-0586065]
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 4,810,931
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 4,810,931
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,810,931
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 923359103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 5,273,735
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 5,273,735
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,273,735
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 923359103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 5,273,735
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 5,273,735
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,273,735
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

Veraz Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

926 Rock Avenue, Suite 20

San Jose, California 95131

Item 2(a)	Name of Person Filing:

1.	Norwest Venture Partners IX, LP
2.	Genesis VC Partners IX, LLC
3.	George J. Still, Jr.
4.	Promod Haque

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1.	Norwest Venture Partners IX, LP

3600 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

2.	Genesis VC Partners IX, LLC

3600 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

3.	George J. Still, Jr.

c/o Norwest Venture Partners

525 University Avenue, Suite 800

Palo Alto, CA 94301

4.	Promod Haque

c/o Norwest Venture Partners

525 University Avenue, Suite 800

Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners IX, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(k). Norwest Venture Partners IX, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners IX, LLC. George J. Still, Jr. and Promod Haque are the managing partners of Genesis VC Partners IX, LLC.

Item 2(c)	Citizenship:

1.	Norwest Venture Partners IX, LP: Delaware

2.	Genesis VC Partners IX, LLC: Delaware

3.	George J. Still: United States of America

4.	Promod Haque: United States of America

Item 2(d)	Title of Class of Securities:

Common	Stock

Item 2(e)	CUSIP Number:

923359103

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners IX, LP (“NVP IX”): At November 30, 2007, NVP IX owned of record 4,810,931 shares of Issuer’s common stock (“Common Stock”). This amount represents 11.8% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners IX, LLC (“Genesis VC IX”): At November 30, 2007, Genesis VC IX may be deemed to have beneficially owned, by virtue of its affiliation with NVP IX, 4,810,931 shares of Common Stock. This amount represents 11.8% of the total shares of Issuer’s Common Stock outstanding at this date.

(3) Promod Haque: At November 30, 2007, Promod Haque may be deemed to have beneficially owned 5,273,735 shares of Common Stock consisting of the following: (1) 4,810,931 shares of Common Stock by virtue of his status as a managing partner of Genesis VC IX, the general partner of NVP IX, the record owner of such shares; (2) 359,998 shares of Common Stock by virtue of his status as the managing partner of Itasca VC Partners VII-A, LLC (“Itasca VC VII-A”), the general partner of Norwest Venture Partners VII-A,LP (“NVP VII-A”) the record owner of such shares; and (3) 102,806 shares of Common Stock by virtue of his status as the managing partner of Genesis VC IX, the general partner of NVP Entrepreneurs Fund IX, L.P., the record owner of such shares. This amount represents 13% of the total shares of Common Stock outstanding at this date.

(4) George J. Still, Jr.: At November 30, 2007, George J. Still, Jr. may be deemed to have beneficially owned 5,273,735 shares of Common Stock consisting of the following: (1) 4,810,931 shares of Common Stock by virtue of his status as a managing partner of Genesis VC IX, the general partner of NVP IX, the record owner of such shares; (2) 359,998 shares of Common Stock by virtue of his status as the managing partner of Itasca VC VII-A, the general partner of NVP VII-A, the record owner of such shares; and (3) 102,806 shares of Common Stock by virtue of his status as the managing partner of Genesis VC IX, the general partner of NVP Entrepreneurs Fund IX, L.P., the record owner of such shares. This amount represents 13% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 2007

NORWEST VENTURE PARTNERS IX, LP
By GENESIS VC PARTNERS IX, LLC, as general partner

By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners IX, LP on its own behalf and on behalf of (a) Genesis VC Partners IX, LLC, a Delaware limited liability company, (b) George J. Still, Jr. and (c) Promod Haque

Dated: December 10, 2007

/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-in-fact for George J. Still, Jr.

/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-in-fact for Promod Haque